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                           August 27, 2020

       Joseph Oliveto
       Chief Executive Officer
       Milestone Pharmaceuticals Inc.
       7422 Carmel Executive Park Drive, Suite 300
       Charlotte, NC 28226

                                                        Re: Milestone
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 20,
2020
                                                            File No. 333-248198

       Dear Mr. Oliveto:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Layne Jacobs